Exhibit 99.2

Hut 8 Mining Holds 5,826 Self-Mined Bitcoin in Reserve as of January 31, 2022; Provides Monthly Production Update for January 2022

TORONTO, Feb. 3, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Mining Production Highlights for January 2022:

•	308 Bitcoin were mined, resulting in an average production rate of 9.93 Bitcoin per day;

•	Approximately 16% of Bitcoin production was from the Company's fleet of GPU (Graphics Processing Unit) miners, being used to mine Ethereum, while receiving payouts in Bitcoin.The efficient nature of these GPUs, with minimal power requirements, resulted in an average cost of less than C$2,600 per Bitcoin;

•	100% of the self-mined Bitcoin for the month of January were deposited into custody, consistent with Hut 8's Hodl strategy;
•	Total Bitcoin balance held in reserve is 5,826 as of January 31, 2022;
•	Installed operating capacity currently sits at 2.36 EH/s, a 17% increase from December 31, 2021.

Operations Updates for January 2022:

•	During January 2022, the Company installed 6,317 MicroBT M30S and M31S+ miners, while retiring the older fleet of Bitfury Clarkes.

•	Hut 8 has also advanced with respect to construction and development of the Company's third data centre located in North Bay, Ontario. The building structure is complete, floors are being poured imminently and racking is expected to commence later in February 2022.

"Our team is working hard deploying additional miners between our two Alberta-based sites, increasing overall efficiency and hashrate using existing capacity," said Jason Zaluski, Head of Technology for Hut 8. "Our goal is to always utilize the most efficient miners we have, and we have been receiving and fully deploying our MicroBT units as they arrive, which speaks to the commitment and capability of our team on the ground, here in Alberta."

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. The Company's acquisiiton of the cloud and colocation data center business from TeraGo Inc, establishes Hut 8 as a leading high-performance computing platform, providing unique positioning for the Company within the digital asset ecosystem. The data center business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data center space powered by predominantly emmission-free energy sources. With this acquisition, Hut 8 is bridging traditional and nascent forms of high-performance compute, taking an unconventional approach to revolutionizing conventional assets, creating the first hybrid data center model that serves both the traditional high performance compute (web 2.0) and nascent digital asset computing sectors and web 3.0. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to conventionally underutilized areas in a conventional high performance compute data center. The platform consists of approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming and web 3.0 industries. We envision a future of robust infrastructure offering to provide economies of scale, and economies of scope in the high-performance computing and the growing application development in web 3.0 and the digital asset ecosystem. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, the Company's ability to produce additional Bitcoin, the Company's ability to increase overall efficiency and hashrate, the Company's ability to deploy additional miners, costs associated with mining digital assets, and the Company's ability to maintain existing rates of productivity.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 03-FEB-22